

April 27, 2012

Via Email
Mr. Claus Wagner
Chief Executive Officer
Motor Sport Country Club Holdings, Inc.
11100 West 8th Avenue, Suite 200
Lakewood, Colorado 80215

>   **Re: Motor Sport Country Club Holdings, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed April 20, 2012**
>   **File No. 000-31683**

Dear Mr. Wagner:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise your Form 8-K to clarify the financial statements that should no longer be relied upon and the amendments you plan to file. In this regard, we note from the first paragraph that the December 31, 2010 annual financial statements, quarterly financial statements within 2010, and first three quarters of 2011 should no longer be relied upon. However, we note from the second paragraph that only the first two quarterly reports from 2010 and the third quarterly report of 2011 will be amended despite the fact that the first paragraph states that all 2010 quarterly financial statements, 2010 annual financial statements, and all 2011 quarterly financial statements should no longer be relied upon.

2. In a related matter, we note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

3. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the

Mr. Claus Wagner
Motor Sport Country Club Holdings, Inc.
April 27, 2012
Page 2

officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

4. Please amend your 8-K to include a corrected accountant's letter. In this regard, we note that the accountant's letter refers to your Form 8-K dated April 18, 2012 and the Item 4.02 8-K actually filed is dated April 13, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant